UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and the CVM Instruction No. 358/02, hereby informs the market and its shareholders about an update in relation to the status of the tax proceedings No. 0005656-29.2003.4.03.6105 and 0001862-29.2005.4.03.6105 disclosed in item 4.3 of the Company’s Reference Form, under the title “Pension Plan – CPFL Paulista”, through which the Brazilian tax authorities are questioning the deductibility of the expenses booked by our controlled subsidiary CPFL Paulista in 1997, related to a shortage of the pension plan of Fundação CESP.

After unfavorable decisions in relation to the merit in second instance in the tax proceedings above, the Company filed a special appeal before the Superior Tribunal de Justiça (“STJ”).

On May, 23, June, 06 and September 17, 2019, the Segunda Turma de Direito Público of the STJ issued a decision in relation to our special appeal unfavorable to the Company, maintaining the collectability of the tax infraction notice and setting aside the stay effect of our special appeal.

The Company remains confident in the legal arguments of its position (maintaining the likelihood of loss of the tax proceedings as possible, as mentioned in the Reference Form), including those of constitutional nature, and shall file the proper appeals against the decision of the STJ and pursue that such appeals have stay effects, in order to avoid any cash disbursements in case it has to replace existing court guarantees for deposits in cash.  As described in our Reference Form, the tax proceedings under the title “Pension Plan – CPFL Paulista” are discussed in several separate and independent lawsuits, and the proceedings No. 0005656-29.2003.4.03.6105 and 0001862-29.2005.4.03.6105 together involve up to R$ 550 million (amount of principal plus fine and interest  as Reference Form disclosed on July, 2019).

The Company will keep the market and its shareholders informed of any relevant updates regarding the matters discussed herein.

Campinas, September 18 2019.

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 18, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.